GREAT-WEST
# LIFECO INC.

SUPPL

03037927

SEC MAIL PROCESSING
RECEIVED
NOV 21 2003
WASH. D.C. 188 SECTION

November 20, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

*BY COURIER*

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Dear Sirs:

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- November 7,
- November 13 and
- November 20, 2003

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

Encls.

dlw 12/4

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

L509-01/02

**2003-11-07, 15:09:43, EST**

**Insider:** Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

| | |
|---|---|
| Security designation | Common Shares |
| Opening balance of securities held | 366717983 |
| Filing date | 2003-11-07 |
| Date of transaction | 2003-10-31 |
| Nature of transaction | 38 - Redemption, retraction, cancellation, repurchase |
| Number or value of securities acquired | 132200 |
| Unit price or exercise price | Currency Canadian Dollar |
| Closing balance of securities held | 366850183 |
| General remarks *(if necessary to describe the transaction)* | Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being canccelled. |
| Private remarks to securities regulatory authorities | The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider). |

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**2003-11-13, 15:53:41, EST**

**Insider:** Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

| | |
|---|---|
| Security designation | Common Shares |
| Opening balance of securities held | 366850183 |
| Filing date | 2003-11-13 |
| Date of transaction | 2003-11-07 |
| Nature of transaction | 38 - Redemption, retraction, cancellation, repurchase |
| Number or value of securities acquired | 151300 |
| Unit price or exercise price | Currency Canadian Dollar |
| Closing balance of securities held | 367001483 |
| General remarks *(if necessary to describe the transaction)* | Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled. |
| Private remarks to securities regulatory authorities | The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider). |

Next

**2003-11-20, 14:08:08, EST**

**Insider:** Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

| | |
|---|---|
| Security designation | Common Shares |
| Opening balance of securities held | 367001483 |
| Filing date | 2003-11-20 |
| Date of transaction | 2003-11-11 |
| Nature of transaction | 38 - Redemption, retraction, cancellation, repurchase |
| Number or value of securities acquired | 150000 |
| Unit price or exercise price | Currency Canadian Dollar |
| Closing balance of securities held | 367151483 |
| General remarks *(if necessary to describe the transaction)* | Shares acquired under the Corporations Normal Course Issuer Bid. The shares are being cancelled. |
| Private remarks to securities regulatory authorities | The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider). |

Next